Filed Pursuant to Rule 424(b)(3)

Registration No. 333-250973

Prospectus Supplement dated February 22, 2023

(To Prospectus dated December 7, 2020)

Up to $100,000,000

Common Stock

This supplement, or Supplement, updates and supplements certain information contained in the prospectus dated December 7, 2020, or the Prospectus, relating to the offer and sale of shares of our common stock par value $0.001 per share, or the Common Stock, having an aggregate offering price of up to $100,000,000 from time to time through Cantor Fitzgerald & Co., or Cantor Fitzgerald, as the sales agent. This Supplement should be read in conjunction with the Prospectus. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Prospectus. This amendment amends only those sections of the Prospectus listed in this amendment; all other sections of the Prospectus remain as is.

We filed the Prospectus to register the offer and sale of shares of our Common Stock from time to time under the terms of a sales agreement with Cantor Fitzgerald dated November 25, 2020, or the Sales Agreement. In accordance with the terms of the Sales Agreement, we may offer and sell shares of Common Stock having an aggregate offering price of up to $100,000,000 from time to time through Cantor Fitzgerald, acting as sales agent. As of the date of this Supplement, we have sold an aggerate of 249,173 post reverse split shares of Common Stock pursuant to the Sales Agreement for gross proceeds of $4,384,168.

Our Common Stock is listed on the NYSE American LLC, or the NYSE American, under the symbol “IBIO.” On February 17, 2023, the last reported sales price of our common stock on the NYSE American was $ 1.48 per share.

Sales of our Common Stock, if any, under this Supplement and the Prospectus will be made in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, or the Securities Act. The sales agent will act as sales agent on a best efforts basis and will use commercially reasonable efforts to sell on our behalf all of the common stock requested to be sold by us, consistent with its normal trading and sales practices, on mutually agreed terms between the sales agent and us, as applicable. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

Cantor Fitzgerald will be entitled to compensation at a fixed commission rate of up to 3.0% of the aggregate gross sales price per share sold. See “Plan of Distribution” on page S-10 for a description of compensation payable to the sales agent in connection with the sale of common stock on our behalf. The sales agent will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of the sales agent will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to the sales agent with respect to certain liabilities, including liabilities under the Securities Act.

Investing in our securities involves a high degree of risk. See the section of the Prospectus entitled “Risk Factors” beginning on page S-4 of the Prospectus and any applicable prospectus supplement and under similar sections in the other documents that are incorporated by reference into the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement is February 22, 2023

The following sections of the Prospectus are hereby amended and restated as follows:

The OFFERING

Use of Proceeds	We currently intend to use the net proceeds from this offering, if any, for operating costs, fund research and development activities, including working capital needs and for other general corporate purposes and addressing our debt, including but not limited to the repayment of the outstanding amount under the $22,375,000 secured term loan made to us by Woodforest National Bank pursuant to the terms of the Credit Agreement, as amended, that our subsidiary, iBio CDMO LLC entered into with Woodforest National Bank dated as of November 1, 2021, which loan bears interest at a rate of 3.25%, with higher interest rates upon an event of default and matures on the earlier of November 1, 2023 unless the maturity date is accelerated as provided in the Credit Agreement. We may also use a portion of the net proceeds to license intellectual property or to make acquisitions and investments in other businesses. Pending these uses, we expect to invest the net proceeds in short-term, investment-grade, interest-bearing instruments and U.S. government securities. See “Use of Proceeds” on page S-7 of this prospectus.

USE OF PROCEEDS

We may issue and sell shares of our common stock having aggregate gross proceeds of up to $100,000,000 from time to time under this prospectus. Because there is no minimum offering amount required as a condition to close this offering, the actual total offering amount, commissions and proceeds to us, if any, are not determinable at this time. The amount of proceeds from this offering will depend upon the number of shares of our common stock sold and the market price at which they are sold. There can be no assurance that we will be able to sell any shares under or fully utilize the equity distribution agreement with the sales agent as a source of financing.

We currently intend to use the net proceeds from this offering primarily for operating costs, including working capital needs and for other general corporate purposes and addressing our debt, including but not limited to the repayment of the outstanding amount under the $22,375,000 secured term loan made to us by Woodforest National Bank pursuant to the terms of the Credit Agreement, as amended, that our subsidiary, iBio CDMO LLC entered into with Woodforest National Bank dated as of November 1, 2021, which loan bears interest at a rate of 3.25%, with higher interest rates upon an event of default and matures on the earlier of November 1, 2023 unless the maturity date is accelerated as provided in the Credit Agreement. We may also use a portion of the net proceeds to license intellectual property or to make acquisitions and investments in other businesses. Pending these uses, we expect to invest the net proceeds in short-term, investment-grade, interest-bearing instruments and U.S. government securities. We have broad discretion in determining how the proceeds of this offering will be used, and our discretion is not limited by the aforementioned possible uses. Our board of directors believes the flexibility in application of the net proceeds is prudent.

As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received from this offering. This expected use of our net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures will depend on numerous factors including the progress in, and costs of, our clinical trials and other preclinical development programs and the amount of funding, if any, received from grants and financings. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of management regarding the application of the net proceeds from the offering. We may find it necessary or advisable to reallocate the net proceeds of this offering; however, any such reallocation would be substantially limited to the categories set forth above as we do not intend to use the net proceeds for other purposes. Pending such uses set forth above, we plan to invest the net proceeds in short-term, investment-grade, interest-bearing instruments and U.S. government securities.